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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

For the month of           January 13          , 2006.
                 ------------------------------

Commission File Number     033-74656-99
                        ------------------

                          WESTERN FOREST PRODUCTS INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                WESTERN FOREST PRODUCTS INC.
                                           -------------------------------------
                                                        (Registrant)

Date   January 20, 2006                    By  /s/ Paul Ireland
       -------------------------------        ---------------------------------
                                                         (Signature)*

----------
* Print the name and title under the       Paul Ireland, Chief Financial Officer
  signature of the signing officer.

                              PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
SEC 1815 (09-05)              INFORMATION CONTAINED IN THIS FORM ARE NOT
                              REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A
                              CURRENTLY VALID OMB CONTROL NUMBER.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                    AMENDED

The following discussion and analysis reports and comments on the financial condition and results of operations of Western Forest Products Inc. (the "Company", "us", "we", or "our"), on a consolidated basis, for the period commencing July 28, 2004 and ending December 31, 2004 to help security holders and other readers understand our Company and the key factors underlying our financial results. You should read this discussion and analysis in conjunction with our consolidated audited financial statements and related notes thereto, for the period commencing July 28, 2004 and ending December 31, 2004, which are filed on SEDAR at www.sedar.com under our Company's name.


1.   BACKGROUND

On July 27, 2004, Doman Industries Limited ("Doman") and certain of its subsidiaries (collectively with Doman, the "Predecessor") implemented a Plan of Compromise and Arrangement under the Companies' Creditors Arrangement Act (Canada) ("CCAA") and Reorganization under the Canada Business Corporations Act ("CBCA") (the "Plan") and emerged from protection under the CCAA. We were incorporated under the CBCA on April 27, 2004 under the name "4204247 Canada Inc." for the purposes of implementing the Plan. On June 21, 2004, we changed our name to "Western Forest Products Inc." On July 27, 2004, the Plan implementation date, we acquired the solid wood and pulp assets of the Predecessor. Until the Plan was implemented, we did not carry on business and had no material assets or liabilities. We commenced business after the implementation of the Plan on July 27, 2004.

The purpose of the Plan was to (1) compromise the claims of our Predecessor's affected creditors so as to enable the Predecessor's solid wood and pulp businesses to be carried on under a new corporate structure, with relief from certain debt servicing and repayment obligations that it was subject to at that time; and (2) facilitate the refinancing of Doman's senior secured notes through the distribution of certain warrants (exercisable for the Company's secured bonds and Common shares) and the sale of certain private placement units consisting of the Company's secured bonds and Common shares.

The significant steps in the implementation of the Plan included:

     (a) the incorporation of two new corporations, the Company and Western Pulp Limited ("WPL");

     (b) the segregation of the principal operating assets of our Predecessor into two separate operating groups: the solid wood assets, which were transferred to the Company, and the pulp assets, which were transferred to WPL; WPL became a wholly owned subsidiary of the Company;

     (c) the unsecured indebtedness of our Predecessor was compromised and converted to approximately 75% of the Common shares of the Company, subject to certain cash elections; in addition, the Predecessor's unsecured creditors were entitled to certain warrants (exercisable for our secured bonds and Common shares);

     (d) the indebtedness held by Doman's senior secured noteholders was refinanced in full through a combination of a distribution of Class A and B warrants to the Predecessor's unsecured creditors and a private placement to certain standby purchasers (the "Standby Purchasers"); for proceeds of US$210 million, the Company issued secured bonds with an aggregate principal face value of US$221 million and approximately 25% of the Company's Common shares to the Standby Purchasers and those unsecured creditors of our Predecessor who exercised the Class A and B warrants; the proceeds of US$210 million were used primarily to repay Doman's senior secured noteholders and to cover our Predecessor's CCAA exit cost, with the remaining amount released to us for working capital purposes;

     (e) the Company entered into a working capital facility providing for revolving advances up to $100 million and reorganized certain intercorporate debt; and

     (f) the Company issued three tranches of non-transferable Class C warrants to purchase up to 10% of the Common shares of the Company on the terms set out in the Plan to existing shareholders of Doman; no other distributions were made, or other compensation paid, to Doman shareholders under the Plan.

On August 3, 2004, our Common shares began trading on the Toronto Stock Exchange under the symbol "WEF".

For further information about the Plan, please see the information circular and proxy statement pertaining to the Plan dated May 7, 2004 and related documents of our Predecessor, which documents are available at www.sedar.com under our Predecessor's name, Doman Industries Limited.


2.   GENERAL

In addition to discussing and analyzing the financial condition and results of operations, this discussion and analysis compares our results for the period from July 28, 2004 to December 31, 2004 combined with our Predecessor's results from January 1, 2004 to July 27, 2004 (pro forma) with the year ended December 31, 2003 of our Predecessor. The consolidated financial and other information of the Company issued subsequent to the Plan implementation may not be comparable with the consolidated financial information and other information issued by the Predecessor prior to the Plan implementation. Accordingly, the discussion and analysis of our financial condition and results of operations compared to our Predecessor should be reviewed with caution.

We have prepared the financial information contained in this discussion and analysis in accordance with Canadian generally accepted accounting principles ("GAAP"). Reference is also made to EBITDA. EBITDA refers to operating earnings (losses) before interest, taxes, amortization and other non-operating income and expenses and in the case of our Predecessor, also before restructuring costs and asset write-downs. We have included information concerning EBITDA because the Company understands that it is used by certain investors as a measure of the Company's performance. EBITDA does not represent cash generated from operations as defined by Canadian GAAP and it is not necessarily indicative of cash available to fund cash needs. "EBIT" refers to operating earnings (losses) before interest, income and capital taxes and other non-operating income and expenses.

CERTAIN STATEMENTS IN THIS DISCUSSION AND ANALYSIS AND OUR CONSOLIDATED INTERIM FINANCIAL STATEMENTS CONSTITUTE FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS, INCLUDING THOSE DESCRIBED UNDER THE "RISKS AND UNCERTAINTIES" SECTION, WHICH MAY CAUSE OUR ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS, TO BE MATERIALLY DIFFERENT FROM FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.

Unless otherwise noted, the information in this discussion and analysis is as at March 24, 2005. All financial references are in Canadian dollars unless otherwise noted.


3.   COMPANY'S BUSINESS

The Company's business is the harvesting of timber and the manufacturing and sale of lumber and pulp for worldwide markets. Factors that have affected and will continue to affect operating results include the economic health of the US, Japan and Canada, which are the leading markets for the Company's lumber products, and of Asia and Europe, which are the leading markets for the Company's pulp products.

Demand for the Company's lumber products is significantly driven by the level of US housing starts, and indirectly is a function of the health of the US economy and mortgage borrowing rates. The supply of lumber to the US is tied to the levels of lumber industry production, the ability or inability of certain producers to shift production between different lumber markets and, since May 2002, the countervailing and anti-dumping duties imposed by the US upon Canadian producers of softwood lumber exports to the US. The Company, as a result, is unable to maintain significant lumber shipments to the US without incurring significant costs. We also market our lumber products to the Japanese market. As a result, the condition of the Japanese economy has a significant impact on the demand for our lumber products.

The pulp industry is highly competitive on a global basis and producers compete primarily on price. Over the long-term, demand for Northern Bleached Softwood Kraft ("NBSK") pulp is a function of economic growth generally, and paper and paperboard demand specifically. The supply of market pulp is a function of both industry production and the level of inventories that exist, and, over short periods of time, NBSK prices are subject to wide fluctuations depending on the balance between demand and supply.

4. REVIEW OF THE COMPANY'S RESULTS FOR THE PERIOD FROM JULY 28, 2004 TO DECEMBER 31, 2004

SELECTED FINANCIAL INFORMATION                                                     2004
                                                        ---------------------------------------------------------
                                                              5 mths              4th Qtr             3rd Qtr
(millions of Canadian dollars-except per                   (July 28 to          (Oct 1 to          (July 28 to
unit sales prices and per share amounts)                     Dec 31)             Dec 31)             Sept 30)
                                                        -----------------     --------------      ---------------
Average Exchange Rate - Cdn$ to purchase one US$             $  1.2622            $ 1.2219            $ 1.3227

Sales volumes
     Lumber - millions of board feet                               293                 158                 135
     Logs - thousands of cubic metres                              527                 236                 291
     Pulp - thousands of ADMT                                      126                  74                  52
Sales prices
     Lumber - per thousand board feet                        $     593            $    557            $    634
     Logs - per cubic metre                                  $     113            $    118            $    109
     Pulp - per ADMT                                         $     639            $    601            $    694

Net sales
     Lumber                                                  $   173.3            $   87.8            $   85.5
     Logs                                                         59.5                27.7                31.8
     By-products                                                  10.9                 5.7                 5.2
                                                        -----------------     --------------      ---------------
     Solid wood segment                                          243.7               121.2               122.5
     Pulp segment                                                 80.4                44.6                35.8
                                                        -----------------     --------------      ---------------
                                                                 324.1               165.8               158.3

Costs and expenses                                               322.1               181.6               140.5
                                                        -----------------     --------------      ---------------
Operating earnings (loss) before amortization (EBITDA)             2.0               (15.8)               17.8

Amortization of property, plant and equipment                     14.2                 8.7                 5.5
                                                        -----------------     --------------      ---------------
Operating earnings (loss) (EBIT)                                 (12.2)              (24.5)               12.3

Other income and expense
     Interest                                                    (19.8)              (11.2)               (8.6)
     Exchange gains and (losses) on long-term debt                27.4                12.6                14.8
     Other income (expense)                                       (0.1)                -                  (0.1)
                                                        -----------------     --------------      ---------------

Earnings (loss) before income taxes                               (4.7)              (23.1)               18.4
Income tax (expense) recovery                                     (0.8)                3.5                (4.3)
                                                        -----------------     --------------      ---------------
Net earnings  (loss)                                         $    (5.5)           $  (19.6)           $   14.1
                                                        =================     ==============      ===============

Basic earnings (loss) per share                              $   (0.21)           $  (0.76)           $   0.55
Diluted earnings (loss) per share                            $   (0.21)           $  (0.76)           $   0.55

Shares outstanding (000's)                                      25,636              25,636              25,636

Use of cash in operating activities                          $   (25.1)           $  (22.8)           $   (2.3)
Total assets(4)                                              $   696.4            $  696.4            $  730.9
Total long-term debt                                         $   253.5            $  253.5            $  265.4


Notes:

1. For ease of reference, we use the term "third quarter" to mean the period from July 28, 2004 to September 30, 2004 and the term "fourth quarter" to mean the period from October 1, 2004 to December 31, 2004.

2. The financial information presented has been prepared in accordance with Canadian GAAP, with the exception of references to EBITDA and EBIT, as discussed under "General" above.

3. Secured debt of US$210.9 million at December 31, 2004 (US$210.04 million at September 30, 2004) represents the US$210 million proceeds (from the issuance of Secured Bonds with an aggregate principal value of US$221 million) plus accretion of the discount on the issuance of the Secured Bonds, translated at an exchange rate of 1.2020 at December 31, 2004 (1.2616 at September 30, 2004).

4. Total assets as at September 30, 2004 restated for final July 28, 2004 "fresh start" entries (see note 1(b) to our audited consolidated financial statements).

    SEGMENTED INFORMATION                                                           2004
                                                         ------------------------------------------------------------
                                                               5mths                4th Qtr             3rd Qtr
                                                            (July 28 to            (Oct 1 to          (July 28 to
    (millions of Canadian dollars)                            Dec 31)               Dec 31)             Sept 30)
                                                         -------------------    ----------------    -----------------
    EBITDA
    Solid wood segment                                       $    9.4              $  (10.3)           $   19.7
    Pulp segment                                                 (1.3)                 (1.8)                0.5
    General corporate                                            (6.1)                 (3.7)               (2.4)
                                                         -------------------    ----------------    -----------------
                                                             $    2.0              $  (15.8)           $   17.8
                                                         ===================    ================    =================

    AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT
    Solid wood segment                                       $   13.1              $    8.3            $    4.8
    Pulp segment                                                  1.1                   0.4                 0.7
                                                         -------------------    ----------------    -----------------
                                                             $   14.2              $    8.7            $    5.5
                                                         ===================    ================    =================

    EBIT
    Solid wood segment                                       $   (3.8)             $  (18.7)           $   14.9
    Pulp segment                                                 (2.3)                 (2.1)               (0.2)
    General Corporate                                            (6.1)                 (3.7)               (2.4)
                                                         -------------------    ----------------    -----------------
                                                             $  (12.2)             $  (24.5)           $   12.3
                                                         ===================    ================    =================


OVERVIEW OF THE PERIOD FROM JULY 28, 2004 TO DECEMBER 31, 2004

Overall, markets in the fourth quarter of 2004 were weaker for both lumber and pulp compared to the period from July 28, 2004 to September 30, 2004 and the Canadian dollar strengthened by 8% from an average of $1.3227 in the July 28 to September 30, 2004 period to an average of $1.2219 in the fourth quarter. As a result, operating earnings before amortization, or EBITDA, went from $17.8 million in the period July 28, 2004 to September 30, 2004 to negative $15.8 million in the fourth quarter and in total was $2.0 million for the period July 28, 2004 to December 31, 2004. We took action to mitigate the impact of the weaker markets on cash flow and prevent increases in log and lumber inventory by curtailing production at our logging operations and sawmills earlier than the normal planned shutdowns in the fourth quarter.

Sales for the period July 28, 2004 to December 31, 2004 totalled $324.1 million, of which $158.3 million related to the third quarter and $165.8 million to the fourth quarter. The increase in sales reflects three months in the fourth quarter compared to just over two months in the third quarter although the increase due to this is not as high as might be expected as typically a significant portion of our lumber and pulp sales occur near the end of a month due to the timing of shipping of our lumber and pulp overseas by ocean vessels and the sales for the third quarter benefited from the inclusion of the last 3 days of July. Fourth quarter sales were also negatively impacted by a stronger Canadian dollar and lower sales prices for lumber and pulp. Total sales for the period July 28, 2004 to December 31, 2004 comprised $243.7 million for the solid wood segment (75% of the total) and $80.4 million for the pulp segment (25% of the total).

Lumber sales for the period July 28, 2004 to December 31, 2004 totalled $173.3 million and comprised $85.5 million in the July 28 to September 30, 2004 period and $87.8 million in the fourth quarter and were likewise impacted by the timing of shipments and the price and foreign exchange factors described for total sales above. Offsetting this to some degree was an 8% shift away from hemlock to more valuable cedar and fir production in the fourth quarter.

Log sales for the period July 28, 2004 to December 31, 2004 totalled $59.5 million and comprised $31.8 million in the July 28, 2004 to September 30, 2004 period and $27.7 million in the fourth quarter. A lower volume of outside log sales in the fourth quarter (236 km3 verses 291 km3 in the period July 28 to September 30, 2004) resulted in large part from reduced pulp log sales to Port Alice Specialty Cellulose Inc. ("PASCI") for consumption in the Port Alice pulp mill. This pulp mill was sold by our Predecessor to PASCI on May 11, 2004. PASCI ceased operation in October and has subsequently filed under the Bankruptcy and Insolvency Act (Canada). As a result, pulp log sales to PASCI declined from 116 km3 in the period July 28 to September 30, 2004 to 34 km3 in the fourth quarter. Sales of pulp logs to PASCI subsequent to May 11, 2004, all made on a cash-basis by our Predecessor and ourselves, have been recorded as external sales made to a third party. Prior to the pulp mill sale, our Predecessor recorded the log flow as an internal transfer.

Pulp sales for the period July 28, 2004 to December 31, 2004 totalled $80.4 million and comprised $35.8 million in the July 28, 2004 to September 30, 2004 period and $44.6 million in the fourth quarter and were also impacted by the timing of shipments and the price and foreign exchange factors described for total sales above.

Costs and expenses for the period from July 28, 2004 to December 31, 2004 totalled $322.1 million and comprised $140.5 million in the July 28, 2004 to September 30, 2004 period and $181.6 million in the fourth quarter. The increase in costs and expenses reflects three months in the fourth quarter compared to just over two months in the third quarter. However, as noted previously since a significant portion of our lumber and pulp sales occur near the end of a month due to the timing of shipping of our lumber and pulp overseas, the sales and therefore costs and expenses for the third quarter were higher as a result of this inclusion. In addition, in accordance with our new accounting policy for valuing log inventories, costs and expenses include an additional $6.5 million write-down for the fourth quarter and $6.8 million write-down for the five-month period ending December 31, 2004 to recognize the weaker pulp log market and an increase in our inventories as at December 31, 2004. Costs and expenses also includes a further $3.6 million for the fourth quarter and $6.8 million for the five-month period ending December 31, 2004 to recognize the adoption of our new policy to expense spur roads.

Amortization of property, plant and equipment for the period July 28, 2004 to December 31, 2004 was $14.2 million, comprising $5.5 million in the July 28 to September 30, 2004 period and $8.7 million in the fourth quarter.

EBIT for the period July 28, 2004 to December 31, 2004 was $(12.2) million, comprising $12.3 million in the July 28, 2004 to September 30, 2004 period and $(24.5) million in the fourth quarter.

Interest expense of $19.8 million includes $17.0 million in interest on the long-term debt. The debt is denominated in US dollars at a 15% interest rate. The amount of interest in each period will fluctuate with changes in the exchange rate. Interest on the long-term debt for the period of July 28 to December 31, 2004 in the amount of $17.0 million was paid on December 31, 2004. Interest expense also includes $1.1 million in accretion on the long-term debt and $1.7 million in interest on the line of credit.

The $27.4 million gain on the debt translation is a non-cash gain that affects earnings as the debt is marked to the current exchange rate. $14.8 million of the gain relates to the period July 28, 2004 to September 30, 2004 and $12.6 million relates to the fourth quarter reflecting the continuing strengthening of the Canadian dollar from US$1.3325 at July 27, 2004 to US$1.2616 at September 30, 2004 and US$1.2020 at December 31, 2004.

The provision for income taxes represents large corporations tax. We have not recorded the tax benefit for the loss incurred during the period as we have not met the requirements for recognition under Canadian GAAP.

As a result of the above factors, the net loss was $5.5 million and loss per share was $0.21 for the period from July 28, 2004 to December 31, 2004.

SUMMARY OF FINANCIAL POSITION
(millions of Canadian dollars)

                                                                                  As at
                                                                     ---------------------------------
                                                                     December 31,         July 28,
                                                                         2004               2004
                                                                     --------------     --------------
       Cash                                                            $    8.0           $   16.6
       Accounts receivable                                                 78.0               77.1
       Inventories                                                        176.7              185.6
       Prepaid expenses                                                     5.2                8.4
                                                                     --------------     --------------
           Current Assets                                                 267.9              287.7

       Restricted Assets(1)                                                24.4                -
       Investments                                                          7.2                6.9
       Property, plant and equipment                                      395.5              421.7
       Other assets                                                         1.4                1.2
                                                                     --------------     --------------
           Total Assets                                                $  696.4           $  717.5
                                                                     ==============     ==============

       Bank indebtedness                                               $   78.1           $   49.7
       Accounts payable and accrued liabilities                            75.2               91.3
                                                                     --------------     --------------
           Current Liabilities                                            153.3              141.0

       Long-term debt                                                     253.5              279.8
       Other liabilities                                                   39.9               41.5
       Shareholders' Equity                                               249.7              255.2
                                                                     --------------     --------------
           Total Liabilities and Shareholders' Equity                  $  696.4           $  717.5
                                                                     ==============     ==============

       Cash generated from (used in):
           Working capital generated from operations                   $  (19.2)
           Increase in non-cash working capital                            (5.8)
                                                                     --------------
           Funds used in operating activities                             (25.0)
           Financing activities                                            28.4
           Investing activities                                           (12.0)
                                                                     --------------
           Decrease in cash                                            $   (8.6)
                                                                     ==============

Note:

1. See discussion of take back proceeds under the heading "BC Forest Revitalization Plans". See also note 6 to our audited consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity are cash on hand, the unused portion of our credit facility, cash flow generated from operations and working capital.

Our cash balance at December 31, 2004 was $8.0 million. In addition, $12.9 million was available under our revolving credit facility. The total credit facility of $100 million is subject to a borrowing base calculation determined by the amount of eligible accounts receivable and inventories which can vary significantly over time. As at December 31, 2004 the amount available under the borrowing base calculation was $93.9 million of which $78.1 million had been drawn as bank indebtedness and a further $2.9 million in letters of credit.

Cash consumed in operations for the five month period was $25.0 million, of which $22.8 million arose in the fourth quarter primarily as a result of the payment of the bond interest of $17.0 million made on December 31, 2004. Interest was paid in full as we elected not to defer payment of 50% of the interest payable as permitted under the terms of the bond indenture. Working capital increased in the five month period and used $5.8 million of cash primarily as a result of the reduction in accounts payable and accruals due to the lower levels of logging activities at the end of the year. As discussed above, we curtailed logging production and shutdown the sawmills for a longer period than the normal year end shutdowns as a measured response to the weak lumber markets to conserve cash flow. Capital expenditures totalled $11.6 million, with the major portion, $6.3 million, being spent on the construction of logging roads with the balance spent as to $2.6 million on equipment for the sawmills and $2.7 million on logging equipment. Overall, we do not expect significant changes in the capital expenditure requirements of the business for 2005 compared to the five months to December 31, 2004.

Our revolving credit facility was drawn down by $28.4 million to a balance of $78.1 million as at December 31, 2004 to finance these outlays.

Long-term debt consists of secured debt denominated in US dollars. On translation into Canadian dollars, it declined from $279.8 million at July 28, 2004 to $253.5 million at December 31, 2004 as a result of the strengthening Canadian dollar ($27.4 million) offset in part by the accretion ($1.1 million) for the discount on its issuance.

A key focus for 2005 will be on the management of cash flow and improvement in the Company's financial position. We expect to achieve this through a review of the operating results for each of our assets, the sale of non-core assets, the refinancing of our long-term bonds with lower interest debt, the rigorous review of capital projects and working capital management.

SUMMARY OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations at December 31, 2004 and our payments due for each of the next five years commencing December 31, 2004 and thereafter:

(millions of Canadian dollars)        Total      2005     2006      2007      2008      2009     Thereafter
                                      -----      ----     ----      ----      ----     ------    ----------
Long-term debt (1)                   $ 265.6     $  -     $  -      $  -      $  -    $ 265.6       $  -
Operating leases                         9.3      3.6      2.7       1.7       1.0        0.3          -
Reforestation liability                 13.9      7.1      2.9       1.4       1.6        0.3        0.6
------------------------------------------------------------------------------------------------------------
Total contractual obligations        $ 288.8   $ 10.7    $ 5.6     $ 3.1     $ 2.6    $ 266.2       $0.6
============================================================================================================

Note:

1. The amount shown for long-term debt represents the US$221 million Secured Bonds translated at the December 31, 2004 exchange rate of $1.2020. This amount is different to the Balance Sheet figure of $253.5 million due to the original issue discount of US$11 million which is being amortized over the 5 year term of the Secured Bonds.

FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET ARRANGEMENTS AND RELATED PARTY TRANSACTIONS

We do not have any financial instruments not recognized in the financial statements. Recognized financial instruments, consisting primarily of debt instruments, are discussed elsewhere in this discussion and analysis. We did not use any derivative financial instruments during the period from July 28, 2004 to December 31, 2004.

We do not have any off-balance sheet arrangements as at December 31, 2004 or related party transactions during the period from July 28, 2004 to December 31, 2004.

US SOFTWOOD LUMBER DUTIES

Effective December 20, 2004, the United States Department of Commerce ("USDOC") implemented new deposit rates for shipments made after this date. The USDOC reduced the countervailing duty deposit rate to 17.18% from 18.79% and all the other anti-dumping deposit rate to 3.78% from 8.43%. These new deposit rates are based on the USDOC's final rate determinations for the first administrative review period (May 22, 2002 to March 31, 2003 for the countervailing duty case and May 22, 2002 to April 30, 2003 for the anti-dumping duty case). Effective February 24, 2005, the USDOC further reduced the countervailing duty deposit rate to 16.37% to adjust for ministerial errors.

We expensed $21.1 million in duties for the period from July 28, 2004 to December 31, 2004 representing the combined final countervailing and antidumping duties of 27.22% for the period from May 22, 2002 to December 20, 2004 and 20.96% from December 20, 2004 ($24.0 million for the period from January 1, 2004 to July 27, 2004 for the Predecessor; year ended December 31, 2003 for the Predecessor - $36.1 million). We, together with our Predecessor, have paid US$73.3 million in cash deposits since May 22, 2002.

We and other Canadian forest product companies, the Federal Government of Canada (the "Federal Government") and Canadian provincial governments (collectively "Canadian Interests") categorically deny the US allegations and strongly disagree with the final countervailing and antidumping determinations made by the United States International Trade Commission ("USITC") and USDOC. Canadian interests continue to pursue appeals of the final countervailing and dumping determinations with the appropriate courts, the North American Free Trade Agreement ("NAFTA") panels and the World Trade Organization ("WTO").

NAFTA and WTO panels have issued several rulings with respect to the countervailing and antidumping investigations. The USDOC has responded to these rulings and modified its methodology and calculations in evaluating and calculating subsidy and dumping rates. However, primarily in the countervailing case, with each response to NAFTA panel rulings, the USDOC's methodology changes have resulted in substantive changes to the duty rates, both up and down, making it difficult to accurately estimate the final rates after all appeals will be complete. As a result, we have not recorded any receivable for prior periods as a result of the change in the cash deposit rate applicable to new shipments.

A NAFTA Panel, in reviewing the "threat of injury" determination made by the USITC, has ruled that the USITC has not been able to provide the NAFTA Panel with substantive evidence to support the USITC ruling of "threat of injury". The NAFTA Panel requested that the USITC reverse its ruling on "threat of injury" with which the USITC reluctantly complied. US interests are appealing this ruling to an Extraordinary Challenge Committee ("ECC") Panel. If the ECC Panel upholds this finding by the NAFTA Panel, we would expect that all prior duties paid would be refunded with interest. However, there can be no certainty that the USDOC would comply with this ruling and US industry and trade groups have indicated that they may even challenge the constitutional validity of NAFTA in US courts.

The final amount of countervailing and antidumping duties that may be assessed on our Canadian softwood lumber exports to the US cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels or on a negotiated settlement. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and antidumping duties will not be determined until each annual administrative review process is complete, including appeals.

B.C. FORESTRY REVITALIZATION PLAN

Retroactive to March 31, 2003, the Government of British Columbia (the "Crown" or "Provincial Government") as part of the Forestry Revitalization Plan (the "FR Plan"), reduced the Crown land portion of the allowable annual cut ("AAC") from major tenure holders by 20%, less an exemption for the first 200,000 m3, in exchange for compensation payable by the Crown. The Crown's purpose for the FR Plan includes increasing the timber supply for new forest initiatives and allowing new participants into the forest industry in the Province of British Columbia (the "Province"). The FR Plan states that approximately half of this volume will be distributed to open opportunities for woodlots, community forests and First Nations and the other half will be distributed to BC Timber Sales. BC Timber Sales is an independent organization within the BC Ministry of Forests created to develop Crown timber for auction to establish market prices for timber in the Province. Currently, BC Timber Sales manages 13% of the Provincial AAC, with its share increasing to approximately 20% after the conclusion of the timber reallocation initiative.

The take-back under the FR Plan reduced our harvesting rights by 685,216 m3 from our tree farm licences ("TFL") and forest licences ("FL") and 827 hectares from our timber licences. Although the legal take-back is retroactive to March 31, 2003, all licence holders were able to continue to operate in the normal course of business within the take-back areas until the Minister of Forests issues a final take-back order.

The first phase of our negotiations with the Crown regarding the reduction of our harvesting rights began in November, 2003. These negotiations have recently concluded and a settlement framework agreement has been reached on compensation to be paid to us by the Crown. In 2005, pursuant to terms of the settlement framework agreement, we received $16.5 million in compensation for the loss of 685,216 m3 of AAC and 827 hectares of timber licences. Under this agreement, we also received an advance payment of $5 million towards compensation for improvements we made to Crown land in the take-back areas. The amounts were included as receivables in restricted assets as of December 31, 2004 and these proceeds resulted in no gain or loss due to the fair value allocations as at July 28, 2004.

For purposes of the take-back, all of our Crown tenures were grouped together. This grouping of licences enabled the Crown to take-back 20% of the total AAC from the group of licences as a whole rather than requiring 20% be taken from each licence in the group. Negotiations in 2004 established where the take-back areas for our reductions would come from.

We received two Ministerial Orders at the end of 2004 that put the AAC reductions into effect. The first Order reduced various tenure AACs by a cumulative 526,171 m3 effective December 31, 2004 while the second reduced various tenure AACs by a further 159,045 m3 effective December 31, 2005. By the end of 2005, the Forestry Revitalization Act (British Columbia) (the "FR Act") will have reduced our TFL AACs by 292,455 m3 and the FL AACs by 392,761 m3. The considerable effort put into negotiations with the Crown resulted in much of the take-back volume coming from tenures not directly associated with forestry dependent communities.

Negotiations in 2005 will finalize take-back areas, complete the compensation payments for improvements and determine if there will be cost recovery for costs already incurred for planning and inventories. The final comprehensive settlement agreement is expected to be reached in 2005.

In 2003, the Crown budgeted for two funds totalling $275 million - $200 million to compensate British Columbia forest companies for the reduction of harvesting rights and $75 million to mitigate impacts on their displaced contractors as well as company and contractor employees. In early 2005 the Crown announced that they would increase each fund by $50 million in fiscal 2005/06. We are working with the Crown to determine compensation for our displaced workers and contractors.

5.   COMPARISON TO THE RESULTS OF PRIOR PERIODS OF OUR PREDECESSOR

To assist shareholders and other readers understand our business, the following table compares the pro forma results of operations of the Company and its Predecessor for the year ended December 31, 2004 with the results of the Predecessor for the years ended December 31, 2003 and 2002.

                                                                             Year Ended December 31
                                                              ------------------------------------------------------
(millions of Canadian dollars-except per                            2004             2003              2002
unit sales prices)                                            ------------------------------------------------------
                                                                  Pro forma        Predecessor      Predecessor
                                                                                   Restated(1)      Restated(1)
                                                              ------------------------------------------------------
Average Exchange Rate - Cdn$ to purchase one US$                  $    1.3041       $    1.4132      $    1.5700

Sales
     Lumber                                                       $     409.9       $     328.7      $     370.2
     CVD prior year refund                                                -                 -               12.3
     Logs                                                               140.5             106.5            123.3
     By-products                                                         25.5              22.0             19.6
     Other                                                                0.3               -                -
                                                              ------------------------------------------------------
     Solid wood segment                                                 576.2             457.2            525.4
     Pulp segment                                                       181.6             163.9            130.3
                                                              ------------------------------------------------------
                                                                  $     757.8       $     621.1      $     655.7
                                                              ======================================================
Sales Volumes
     Lumber  (MMfbm)                                                      669               596              591
     Logs  (km3)                                                        1,194               721              782
     Pulp - NBSK  (thousand ADMT)                                         261               259              205

Production Volumes
     Lumber  (MMfbm)                                                      677               615              562
     Logs  (km3)                                                        3,923             2,616            3,032
     Pulp - NBSK  (thousand ADMT)                                         266               253              204

Average Prices
     Lumber  ($/mfbm)                                             $       613       $       552      $       627
     Logs  ($/m3)                                                 $       118       $       148      $       158
     Pulp - NBSK  ($/thousand ADMT)                               $       696       $       633      $       635

EBITDA
     Solid wood segment                                           $      75.0       $      12.7      $      78.4
     Pulp segment                                                         0.3             (17.7)            (5.4)
     General corporate                                                  (10.9)             (6.6)            (7.1)
                                                              ------------------------------------------------------
                                                                  $      64.4       $     (11.6)     $      65.8
                                                              ======================================================
Amortization
     Solid wood segment                                           $      40.9       $      36.4      $      38.3
     Pulp segment                                                         6.4               9.6              8.1
                                                              ------------------------------------------------------
                                                                  $      47.3       $      46.0      $      46.4
                                                              ======================================================

Write Down of Assets and Operating Restructuring Costs            $       -         $       8.0      $       8.8
                                                              ======================================================

Segmented Operating Earnings (Loss)
     Solid wood segment                                           $      34.1       $     (31.6)     $      31.3
     Pulp segment                                                        (6.1)            (27.3)           (13.5)
                                                              ------------------------------------------------------
                                                                  $      28.0       $     (58.9)     $      17.8
                                                              ======================================================

Note:

1. The figures have been restated to exclude the results of Port Alice and to include Port Alice as discontinued operations of the Predecessor.

As described above, our results of operations are not necessarily indicative of the results that may be expected for the full fiscal period or for any other period and any comparisons of financial performance with our Predecessor should be reviewed with caution.

Sales for 2004 increased by 22% to $757.8 million from $621.1 million in 2003. Increases were achieved across all active segments.

Sales for solid wood increased 26% to $576.2 million in 2004 from $457.2 million in 2003. This increase reflects:

o An 11% upturn in lumber market prices from an average price per mfbm of $552 in 2003 to $613 in 2004. As most of our lumber sales are quoted in US dollars, the Canadian lumber prices were adversely affected by the foreign exchange rate that went from an average of US$1.4132 in 2003 to an average of US$1.3041 in 2004. Lumber sales volumes also increased by 12% to 669 MMfbm in 2004 from 596 MMfbm in 2003 reflecting strong markets and a new marketing program in the North Eastern United States.

o Log sales in 2004 increased to $140.5 million from $106.5 million in 2003. Sales volume increased by 66% as a result of increased log production and the sale of pulp logs to PASCI in 2004. Log sales to PASCI in 2004 by our Predecessor and ourselves totalled 342 km3 at an average price of $55 per m3. Prior to the sale of the mill by our Predecessor to PASCI in May 2004, our Predecessor would have transferred these pulp logs internally and would not have recorded them as an external sale. The increase in the sales of lower value pulp logs to PASCI during 2004 also had the effect of pulling down the average log price realised in 2004 to $118 per m3 from $148 per m3 in 2003.


Overall sales for the pulp segment increased to $181.6 million in 2004 from $163.9 million in 2003. The sales volume of kraft pulp was similar in the two years, however the sales price increased by $63 per ADMT.

EBITDA increased by $76.0 million from $(11.6) million in 2003 to $64.4 million in 2004. The primary factors for this increase were a $62.3 million increase in EBITDA for the solid wood segment, due to increased lumber prices and increased log sales volumes plus an $18.0 million increase in EBITDA for the pulp segment as a result of higher kraft pulp prices.

The adoption, effective July 28, 2004, of the accounting policy to expense rather than capitalize spur roads resulted in EBITDA for 2004 being $6.8 million lower than it would otherwise have been. In addition, the new accounting policies implemented on the same date to perform the lower of cost and market test for logs by sawlog and pulplog instead of in total resulted in EBITDA being lower for 2004 than it would otherwise have been by $6.8 million.

Cost of goods sold increased to $570.0 million in the 2004 Proforma period compared to $528.9 million in 2003 due to the higher volumes of lumber, logs and pulp sold as well as the $13.6 million impact of the adoption of the new accounting policies described in the preceding paragraph.

Anti-dumping and countervailing duties expense increased to $45.0 million in the 2004 Proforma period compared to $36.1 million in 2003 due to an increase in the volume of softwood lumber shipments to the United States in 2004.

Freight expenses increased by 13% to $56.2 million in the 2004 Proforma period compared to $49.6 million in 2003 primarily as a result of the increase in lumber sales from 596 million board feet in 2003 to 669 million board feet in 2004.

Selling and administration costs increased to $22.2 million in the 2004 Proforma period compared to $18.1 million in 2003 and is primarily attributable to reorganization expenses and legal and consulting costs with respect to evaluating corporate strategies. The general corporate caption included in Operating EBITDA refers to corporate administration costs only, excluding selling costs, and increased for the same reasons as noted above for selling and administration costs.

Amortization of property, plant and equipment increased to $47.3 million in the 2004 Proforma period compared to $46.0 million in 2003. The periods are not strictly comparable due to the implementation of "fresh start" accounting by Western on July 28, 2004 and the change in accounting policy to expense spur roads that was implemented on the same date. The implementation of "fresh start" accounting resulted in the amortization of property, plant and equipment expense being $9.4 million less than it would otherwise have been.

QUARTERLY FINANCIAL INFORMATION

To assist shareholders and other readers understand our business, the following table compares the fourth quarter results of operations of the Company, the third quarter results of operations of the Company and its Predecessor and the quarterly results of operations of the Predecessor for the period from January 1, 2003 to June 30, 2004. Note that amounts shown do not extend beyond the operating earnings (loss) line as a comparison of items below that line is not meaningful as a result of the Predecessor's different capital structure. Please see the discussion beginning on page 4 under the heading "Overview of the Period from July 28, 2004 to December 31, 2004" for a discussion of our results of operations for the third and fourth quarters.

QUARTERLY FINANCIAL INFORMATION
(millions of Canadian dollars)

                                                                           Quarter
                                  ------------------------------------------------------------------------------------------
                                             2004                  2004                               2003
                                  --------------------  -------------------------- -----------------------------------------
                                    4th       3rd          3rd      2nd      1st       4th        3rd       2nd        1st
                                           (July 28     July 1 to
                                          to Sept 30)   July 27)
                                  --------------------  --------------------------------------------------------------------
                                        Company                                    Predecessor
                                                                                   Restated(1)
                                  --------------------  --------------------------------------------------------------------
Sales                              $ 165.8    $ 158.3   $ 44.3    $ 227.5   $ 161.9   $ 156.8   $ 159.9   $ 149.8   $ 154.5
Costs and Expenses                   181.6      140.5     44.8      180.4     146.1     162.7     164.2     169.7     136.0
                                  --------------------  ---------------------------  ---------------------------------------
Operating earnings (loss)
before amortization (EBITDA)         (15.8)      17.8     (0.5)      47.1      15.8      (5.9)     (4.3)    (19.9)     18.5

Amortization of property,
plant and equipment                    8.7        5.5      4.4       17.2      11.5      12.2       9.5      12.8      11.4
Operating restructuring
costs and asset write-downs              -          -        -          -         -       1.1       4.9       2.0         -
                                  --------------------  ---------------------------  ---------------------------------------
Operating earnings (loss)         $  (24.5)    $ 12.3   $ (4.9)   $  29.9   $   4.3   $ (19.2)  $ (18.7)  $ (34.7)  $   7.1
                                  ====================  ===========================  =======================================

Note:

1. The figures have been restated to exclude the results of Port Alice and to include Port Alice as discontinued operations of the Predecessor.

The higher sales and EBITDA in the second and third quarters of 2004 relative to the other quarters was primarily due to higher lumber sales due to strong lumber markets and prices, an increase in log sales primarily as a result of the sale of the Port Alice pulp mill by our Predecessor on May 11, 2004 (see discussion in "Overview of the Period from July 28, 2004 to December 31, 2004"), and stronger pulp markets.

FOURTH QUARTER 2004 VS 2003

To assist shareholders and other readers understand our business, the following compares our fourth quarter results of operations with the fourth quarter results of operations of our Predecessor.

                                                                                            4th Quarter
                                                                                ------------------------------------
(millions of Canadian dollars-except per unit sales prices)                           2004              2003
                                                                                     Company         Predecessor
                                                                                                     Restated(1)
                                                                                ------------------------------------
Exchange Rate - Cdn$ to purchase one US$
     (US$ to purchase one Cdn$)                                                      $   1.2219       $   1.3226

Sales
     Lumber                                                                          $     87.8       $     81.3
     Logs                                                                                  27.7             25.9
     By-products                                                                            5.7              6.2
                                                                                ------------------------------------
     Solid wood segment                                                                   121.2            113.4
     Pulp segment                                                                          44.6             43.4
                                                                                ------------------------------------
                                                                                     $    165.8       $    156.8
                                                                                ====================================

Sales Volumes
     Lumber  (MMfbm)                                                                        158              156
     Logs  (km3)                                                                            236              176
     Pulp - NBSK  (thousand ADMT)                                                            74               67

Production Volumes
     Lumber  (MMfbm)                                                                        158              165
     Logs  (km3)                                                                            894              709
     Pulp - NBSK  (thousand ADMT)                                                            73               62

Average Prices
     Lumber  ($/mfbm)                                                                $      557       $      521
     Logs  ($/m3)                                                                    $      118       $      147
     Pulp - NBSK  ($/ADMT)                                                           $      601       $      648

EBITDA
     Solid wood segment                                                              $    (10.3)      $     (1.2)
     Pulp segment                                                                    $     (1.8)      $     (2.2)
     General corporate                                                               $     (3.7)      $     (2.5)
                                                                                ------------------------------------
                                                                                     $    (15.8)      $     (5.9)
                                                                                ====================================

Note:

1. The figures have been restated to exclude the results of Port Alice and to include Port Alice as discontinued operations of the Predecessor.

For the fourth quarter of 2004, our sales increased by 6% to $165.8 million from $156.8 million in the fourth quarter of 2003.

Sales for solid wood increased 8% to $121.2 million in the fourth quarter of 2004 from $113.4 million in the same period of 2003. This increase reflects:

o an upturn in lumber market prices from an average price per mfbm of $521 in the fourth quarter of 2003 to $557 for the same period in 2004. As most of our lumber sales are quoted in US dollars, the Canadian lumber prices were adversely affected by the foreign exchange rate which went from an average of US$1.3226 in the fourth quarter of 2003 to an average of US$1.2219 in the same period of 2004. Lumber sales volumes were relatively stable at 158 MMfbm compared to 156 MMfbm for the fourth quarter of 2003.

o log sales for the fourth quarter of 2004 were $27.7 million, comprised of 236 km3 at an average price of $118 per m3. This compares to sales of $25.9 million for the same period of 2003 made up of 176 km3 at an average price of $147 per m3. The lower price in 2004 reflects the sale of 34 km3 of pulp logs to PASCI and also the fact that prices were generally lower than in the fourth quarter of 2003 when log production in coastal British Columbia was down and prices were driven higher.

Sales for the pulp segment of $44.6 million in the fourth quarter of 2004 compared to $43.4 million the fourth quarter of 2003. Both the sales volume and US dollar gross price were higher, in 2004 (74,152 ADMT vs 66,719 ADMT and US$533/ADMT vs US$515/ADMT respectively), however the stronger Canadian dollar largely offset and eliminated these positives.

Cost of goods sold increased to $181.6 million from $162.7 million in the respective fourth quarters as a result of the increased sales volumes in the fourth quarter of 2004, compared to 2003, in particular for sales of logs and pulp, as well as the changes in accounting policies to expense spur roads and value pulp log inventories that resulted in increased costs of $10.1 million.

EBITDA declined from $(5.9) million in the fourth quarter of 2003 to $(15.8) million in the fourth quarter of 2004 as a result of the factors described above as well as changes in accounting policies noted above.


6.   CRITICAL ACCOUNTING ESTIMATES

RECOVERABILITY OF PROPERTY, PLANT AND EQUIPMENT AND OTHER LONG-TERM ASSETS

We assess the recoverability of our property, plant and equipment and other long-term assets by projecting the future cash flows to be generated by our manufacturing plants. These projections require estimates to be made regarding future commodity prices, foreign currency exchange rates, sales volumes, production volumes, operating costs and renewal of licenses and permits. There is a high degree of uncertainty in estimating future cash flows, primarily as a result of the uncertainty regarding future prices for commodities, foreign exchange rates and operating costs. The application of different assumptions for commodity prices, foreign exchange rates and operating costs could result in a conclusion that we would not recover the carrying amount of our property, plant and equipment and other long-lived assets, which could result in a material charge to earnings.

REFORESTATION LIABILITIES

We accrue our reforestation liabilities based on estimates of future costs at the time the timber is harvested. The estimate of future reforestation costs is based on a detailed analysis for all areas that have been logged and includes estimates for the extent of planting seedlings versus natural regeneration, the cost of planting including the cost of seedlings, the extent and cost of site preparation, brushing, weeding, thinning and replanting and the cost of conducting surveys. Our registered professional foresters conduct the analysis that is used to estimate these costs. However, these costs are difficult to estimate and can be affected by weather patterns, forest fires and wildlife issues that could impact the actual future costs incurred and result in material adjustments.

VALUATION OF INVENTORY

We value our inventories at the lower of cost and net realizable value. We estimate net realizable value by reviewing current market prices for the specific inventory based on recent sales prices and current sales orders. If the net realizable value is less than the cost amount, we will record a write-down. The determination of net realizable value at a point in time is generally both objective and verifiable. However, changes in commodity prices can occur suddenly which could result in a material write-down in inventories in future periods.

SOFTWOOD LUMBER DUTIES

Softwood lumber duties represent contingent liabilities that require a cash deposit to be paid to US customs in order to ship softwood lumber products into the US. We have expensed softwood lumber duties based on the deposit amounts paid to US customs. The actual amount of the duties for softwood lumber products shipped will depend on the outcome of various challenges and appeals made to NAFTA panels, WTO panels and reviewing courts or on a negotiated settlement. In addition, the actual duty amounts will likely be based on rates established by an administrative review process completed by the USDOC. Any difference between the deposit rate paid either by us or our Predecessor and the rate established on administrative review will be refunded to or paid by us, plus interest. The actual amount paid in the future for softwood lumber duties on shipments made in current periods could be materially different than the amounts paid and expensed.

VALUATION OF ACCOUNTS RECEIVABLE

We record an allowance for doubtful collection of accounts receivable based on our best estimate of any potential uncollectable amounts. The best estimate considers past experience with our customer base and a review of current economic conditions and specific customer issues. We have significant exposure to individual customers with the largest customer representing approximately 11% of sales for the period from July 28, 2004 to December 31, 2004. However, all of our sales are either made on a cash basis, without credit terms, or are insured or backed by letters of credit for 90% of their sales value with the Export Development Corporation. Although we and our Predecessor have not had significant bad debt expenses in prior periods, deteriorating economic conditions could result in financial difficulties in our customer base that could lead to bad debts. In addition, although our sales are not concentrated in any particular customer, accounts receivable balances with particular customers can be material at any given time.

PENSION AND OTHER POST RETIREMENT BENEFITS

We have defined benefit pension plans and post-retirement medical and health benefit plans for our officers and employees. We retain independent actuarial consultants to perform actuarial valuations of plan obligations and asset values, and advise on the amounts to be recorded in the financial statements. Actuarial valuations include certain assumptions that directly affect the fair value of the assets and obligations and expenses recorded in the financial statements. These assumptions include the discount rate used to determine the net present value of obligations, the return on plan assets used to estimate the increase in the plan assets available to fund obligations and the increase in future compensation amounts and medical and health care costs used to estimate obligations. Actual experience can vary materially from the estimates and impact the cost of our pension and post retirement medical and health plans and future cash flow requirements.

ENVIRONMENT

We disclose environmental obligations when known and accrue the cost associated with the obligations when they are known and the costs can be reasonably estimated. We own a number of manufacturing sites that have been in existence for a significant period of time and as a result may have unknown environmental obligations. However, until the sites are decommissioned and the property, plant and equipment are removed a detailed environmental review cannot be completed. Until these reviews are performed, a reasonable cost estimate of the obligations, if any, cannot be determined.

7.   CHANGES IN ACCOUNTING POLICIES

Our accounting policy for logging roads expenses the cost of spur roads in the period the work is incurred. For intermediate and mainline roads, our practice is to capitalize the road cost. Intermediate roads are then amortized over the estimated timber volume that the road services whereas mainline roads are amortized on a straight line basis over a maximum of 20 years. This policy broadly reflects industry practice and is effective from July 28, 2004. Our Predecessor's past practice was to capitalize all roads and amortize them over the estimated timber volume. The new policy will reduce the amount of road spending that is capitalized. Although the overall impact on total expenses over time should not be significant, for financial statement presentation purposes it will effectively result in the transfer of expenses from amortization expense to operations expense and thus a reduction in EBITDA.

As of July 28, 2004, our accounting policy is to value inventory at the lower of cost and net realizable value as follows:

o for lumber, we compare the average cost of the inventory to the estimated net realizable value for each species of lumber (hemlock, fir and cedar) separately;

o for logs, we compare the average cost of the inventory to the estimated net realizable value for saw logs and pulp logs, separately; and

o for NBSK pulp, we compare the average cost of the inventory to the estimated net realizable value for total pulp inventory.

We believe that this policy results in a conservative valuation of inventory in that unrealized losses on lower value lumber and pulp log inventory are recognized immediately whereas the unrealized profits in higher value lumber and log inventories are recognized when sold.

The practice of our Predecessor was to compare the average cost of inventory to the net realizable value for lumber, logs and NBSK pulp on a total basis for each.

8.   RISKS AND UNCERTAINTIES

The following risks and uncertainties may have a material adverse effect on our operations.

VARIABLE OPERATING RESULTS AND PRODUCT PRICING

Our financial performance is principally dependent on the prices we receive for our products. Average prices that we receive are dependent on the product mix of lumber and logs sold as prices vary significantly between species and grade. Prices for our products are highly cyclical and have fluctuated significantly in the past and may fluctuate significantly in the future. We cannot provide any assurance as to the timing and extent of any price improvements. On an annualized basis (i) a change of $50 per thousand board feet of lumber would impact EBITDA, net earnings and per share earnings by approximately $35 million, $23 million and $0.88 per share respectively, and (ii) a change of $50 per ADMT of pulp would impact EBITDA, net earnings and per share earnings by approximately $14 million, $9 million and $0.35 per share respectively.

Our financial performance is also dependent on the rate at which we utilize our production capacity. When capacity utilization is reduced in response to weak demand for products, the cost per unit of production will increase, and profitability decrease.

The markets for our products are highly cyclical and are characterized by periods of excess product supply due to many factors, including:

o    additions to industry capacity;

o    increased industry production;

o periods of insufficient demand due to weak general economic activity or other causes including weather factors; and

o    inventory destocking by customers.

Demand for our products is influenced to a significant degree by the global level of economic activity. Additionally, even though costs may increase, our customers may not accept price increases for the products. We are not able to predict with certainty market conditions and prices for our products. Our future financial condition and results of operations will depend primarily upon the prices we receive for lumber and pulp, and a deterioration in prices of or demand for our products could have a material adverse effect on our financial condition, results of operations and ability to satisfy our debt obligations.

RISKS OF EXCHANGE RATE FLUCTUATIONS

Approximately 65% of our sales are made in US dollars, while most of our operating costs and expenses are incurred in Canadian dollars. Our results of operations are reported in Canadian dollars. Significant variations in relative currency values, particularly a significant increase in the value of the Canadian dollar relative to the US dollar, could have a material adverse effect on our business, financial condition, results of operations and cash flows. On an annualized basis, a change of 1% in the value of the Canadian dollar per US$1.00 would impact EBITDA, net earnings and per share earnings by approximately $4.1 million, $2.7 million and $0.10 per share respectively.

All of our long-term debt of US$210.9 million at December 31, 2004, is denominated in $US. The exchange rate at December 31, 2004, was $1.2020. A 1% change in the US dollar has an effect of $2.5 million on our debt when translated into Canadian dollars.

SOFTWOOD LUMBER DISPUTE

The USITC determined that the softwood lumber industry in the United States was threatened with material injury by reason of the imports of softwood lumber from Canada. As a result of this determination, the USDOC issued countervailing and anti-dumping orders, which took effect on May 22, 2002. These duties have had a material adverse impact on operations of our Predecessor including reduced profit margins. Cumulative duties, including those of our Predecessor, from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the US, until December 31, 2004, total approximately US$73.3 million. Pursuant to the Plan implemented by our Predecessor, we have the right to any refunds of duties paid by our Predecessor, and may have the obligation to pay further duties. As noted above, although Canadian Interests have initiated challenges under

NAFTA and before the WTO, it is not possible to predict the ultimate results of such challenges. The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the US cannot be determined at this time and will depend on the outcome of the challenges and appeals of the final determinations to any reviewing courts, NAFTA or WTO panels or on a negotiated settlement. Unless the challenges are resolved in favour of Canadian lumber companies, the softwood lumber dispute will continue to adversely impact on our future operations.

SUBSTANTIAL LEVERAGE AND ABILITY TO SERVICE INDEBTEDNESS

The level of debt that we have and the limitations imposed on us by our secured bond trust indenture, working capital facility and other debt agreements that we have entered into may have important consequences for our business, including the following:

o a significant portion of our cash flow from operations is used for servicing debt, rather than operations;

o we may not be able to obtain additional debt or equity financing for future working capital, capital expenditures or other corporate purposes;

o we may remain vulnerable to economic downturns and be less able to take advantage of significant business opportunities and react to changes in market or industry conditions; and

o    our less leveraged competitors may have a competitive advantage.

Our ability to pay our debt obligations will depend on our future performance. To a significant extent, our performance will be subject to general economic, financial, competitive, legislative, regulatory and other factors, including lumber and pulp prices, all of which are beyond our control. No assurance can be given that our business will generate sufficient cash flow from operations to pay our debt or fund our other liquidity needs. We cannot provide any assurance that we can secure any further credit facilities or that the terms of any such credit facilities will be favourable.

COMPETITION

The markets for our products are highly competitive on a domestic and international level, with a large number of major companies competing in each market. Many of our competitors have substantially greater financial resources and less debt than we do. Some of our competitors may have the advantage of not being affected by fluctuations in the value of the Canadian dollar. We also compete indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. While the principal basis for competition is price, we also compete to a lesser extent on the basis of quality and customer service. Changes in the level of competition, industry capacity and the global economy will have a significant impact on our selling prices and our overall profitability. Our competitive position will be influenced by factors including the availability, quality and cost of fibre, energy and labour, and plant efficiencies and productivity in relation to our competitors.

DEPENDENCY ON FIBRE OBTAINED FROM GOVERNMENT TIMBER TENURES

Approximately 95% of the timberlands in which we operate are owned by the Province of British Columbia and administered by the Ministry of Forests. The Forest Act (British Columbia) empowers the Ministry of Forests to grant timber tenures, including TFLs, FLs and timber sales licences to producers. The Provincial Chief Forester must conduct a review of AAC for each timber supply area and each TFL in the Province on a periodic basis which is usually once every five years. This review is then used to determine the AAC for licences issued by the Crown. Such assessments have in the past resulted and may in the future result in reductions of the AACs attributable to licences held by British Columbia forest companies, including the licences that we own. There can be no assurance that the amounts of such future reductions, if any, will not be material or the amounts of compensation, if any, for such reductions will be fair and adequate.

FOREST POLICY CHANGES IN BRITISH COLUMBIA

In March 2003, the Provincial Government began implementing the most significant legislative reforms in the Province's forest industry in over 40 years. These BC reforms include (i) market pricing - for stumpage purposes, (ii) appurtenancy - the removal of the requirement to link fibre supply under harvesting licences to specified conversion facilities, (iii) cut control - introduction of new cut control provisions and elimination of minimum harvesting requirements, and (iv) industry rationalization - through transfers, mergers or division of forest tenures and changes of control of licence holders.

The most controversial aspect of the new legislation involved the Provincial Government taking back approximately 20% of the AAC from major licence holders. As noted above, the first phase of negotiations on compensation due to us recently concluded and a final comprehensive settlement agreement is expected to be reached in 2005.

Early in 2004, significant updates were made to the 2003 legislation package through the Forest Statutes Amendment Act (British Columbia). Late in the year another set of updates were made through the Forest Statutes Amendment Act (No.2) (British Columbia). As many of the legislative changes are still in the process of being implemented, it is not possible to predict how our business will be affected in 2005 by these changes.

STUMPAGE FEES

Stumpage is the fee that the Provincial Government charges forest companies to harvest timber from Crown land in British Columbia. On January 16, 2004, the Provincial Government announced the move to a more open and competitive market pricing system for timber and logs for the coastal region. Prior to February 29, 2004, the amount of stumpage paid for each cubic metre of wood harvested from the coastal region was based on a target rate set by the Provincial Government. Post-February 29, 2004, stumpage for the coastal region will be set using a market pricing system (the "MPS"). The MPS uses the results from BC Timber Sales auctions to predict the value of Crown timber harvested under long-term tenures. In this way the Crown believes that stumpage prices will become market based.

Amending the stumpage system is complex and is the subject of discussion involving, among other things, lumber trade issues between Canada and the US in response to the US claim that BC's forest industry is subsidized. Periodic changes in the Provincial Government's administrative policy can affect stumpage and the viability of individual logging operations. There can be no assurance that current changes or future changes will not have a material impact on stumpage fees.

FOREST RESOURCE RISK AND NATURAL CATASTROPHES

Our timber tenures are subject to the risks associated with standing forests, in particular, forest fires. Procedures and controls are in place to manage such risk through prevention and early detection. Most of the timber we harvest comes from Crown tenures and insurance coverage is maintained only for loss of logs due to fire and other occurrences following harvesting. Utilizing the services of an insurance consultant, we believe we have adequate insurance coverage to protect our assets from undue risk and that this coverage is in line with that of other large forest product companies operating in British Columbia. However, there is no assurance that this coverage would be adequate to provide protection against all eventualities, including natural catastrophes.

INTERNATIONAL BUSINESS

In general, our sales will be subject to the risks of international business, including:

o    fluctuations in foreign currencies;

o changes in the economic strength of the countries in which we conduct business;

o    trade disputes;

o    changes in regulatory requirements;

o    tariffs and other barriers;

o    quotas, duties, taxes and other charges or restrictions upon exportation;
     and

o    transportation costs and the availability of carriers.

Our principal products are sold in international markets. As a result, economic conditions in the US, Japan and Europe, the strength of the housing markets in the US and Japan, international sensitivity to interest rates, and the strength of world markets for NBSK pulp can all have a significant effect on our operations and results.

ENVIRONMENTAL REGULATION

We are subject to extensive environmental laws and regulations. These laws and regulations impose stringent standards on our operations and impose liability to remedy problems for which we are legally responsible regarding, among other things:

o    air emissions;

o    water discharges;

o    operations or activities affecting watercourses or the natural environment;

o    operations or activities affecting species at risk;

o    use and handling of hazardous materials;

o    use, handling and disposal of waste; and

o    remediation of environmental contamination.

We may incur substantial costs to comply with current or future requirements, to respond to orders or directions made, to remedy problems for which we are legally responsible or to comply with new environmental laws that may be adopted from time to time. In addition, we may discover currently unknown environmental problems or conditions affecting our operations or activities or for which we are otherwise legally responsible. Any such event could have a material adverse effect on our business, financial condition, results of operations or cash flows.

With respect to the pulp and paper industry, both the Federal Government and Provincial Government generally agree that effluent discharges are acceptable and that no further work is anticipated at this time. However, the governments are now focussing their attention on air issues. The Federal Government is identifying "criteria air contaminants" ("CAC's") for which limits will be established. The BC Ministry of Water, Land and Air Protection will take the lead role in establishing the federal limits for CAC's including ozone, sulphur dioxide and PM2.5 (particulate matter below 2.5 micron in size). The limits have, for the most part been achieved in the Province. However the interpretation of "no net increase" is unclear at this time.

The Federal Government's primary initiative with respect to air quality improvement is the reduction in greenhouse gas emissions (Kyoto Protocol). Negotiations are in progress to determine the forest industry allocation with respect to greenhouse gas reduction requirements. Once this has been determined reduction requirements for individual operations can be assigned. Therefore at this time we cannot assess the costs of complying with these requirements.

In connection with the transfer of environmental permits at the time the Plan was implemented by our Predecessor and subsequent name change of certain subsidiaries, our environmental permits are being amended by the B.C. Ministry of Water, Land and Air Protection. The amendments may change our environmental permit conditions. There is no assurance that the changes, if made, will not have an adverse effect on our business, financial condition, results of operations or cash flow.

FIRST NATIONS LAND CLAIMS

First Nations in British Columbia have made claims of rights and title to substantial portions of land in the Province including areas where our timber tenures and operations are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed by government in furtherance of a legislative objective, including forestry, subject to meeting a justification test. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified.

First Nations are seeking compensation from governments with respect to these claims, and the effect of these claims on timber tenure rights, including our timber tenures, cannot be estimated at this time. The Federal Government and Provincial Government have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these claims. In 1992, the Federal Government and Provincial Government instituted a tripartite treaty negotiation process with the First Nations Summit, representing the majority of the First Nations in British Columbia. Any settlements that may result from these negotiations may involve a combination of cash, resources, grants of conditional rights to gather food on public lands, and some rights of self-government. The effect of such a settlement on our timber tenures or the amounts of compensation that we would receive for any taking from our tenures as a result of this process, if any, cannot be estimated at this time.

In a landmark decision in late 2004, the Supreme Court of Canada determined that there is a duty to consult with and, where appropriate, accommodate First Nations where government decisions may impact on claimed, but as yet unproven, aboriginal rights or title. This decision also provided much needed clarification of the duties of consultation and accommodation. The Court found that third parties are not responsible for consultation or accommodation of aboriginal interests and that this responsibility lies with government.

Current Provincial Government policy requires that forest management and operating plans take into account and not infringe on aboriginal rights and title, proven or unproven, and provide for consultation with First Nations. This policy is reflected in the terms of our timber tenures, which provide that the Ministry of Forests may refuse to issue cutting permits in respect of a timber tenure if it is determined that the forestry operation would interfere with aboriginal rights and title. First Nations have, at times, sought to restrict the Provincial Government from granting or renewing forest tenures and other operating authorizations without their consent if these decisions could affect lands claimed by them. There is no assurance that changes to the terms of our tenures as a consequence of such consultation or action could have an adverse effect on our business, financial condition, results of operations or cash flow.

In addition, the Provincial Government is also negotiating Forest and Range Agreements with certain First Nations. These agreements are intended to provide workable accommodation of aboriginal interest that may be impacted by certain forestry decisions until such time as those interests are settled through the treaty process. To date, the Provincial Government has entered approximately 38 such agreements with various First Nations throughout the Province, including a number with First Nations whose traditional territories overlap some of our operating areas.

As a result of the 2004 Supreme Court of Canada decision, industry does not have an obligation to consult or accommodate aboriginal interests, however, industry has a considerable interest in ensuring that Government conducts its consultation properly. We believe that the fostering of mutually beneficial business relationships with First Nations will facilitate these consultations and accommodation processes. We are aware of some 40 First Nations or First Nation Associations which have interests in the area within our tenures. Our Predecessor developed and we continue to develop working relationships with many First Nations. We have timber harvesting, silviculture, planning and other capacity building arrangements with First Nation groups.

The issues surrounding aboriginal title and rights are not likely to be resolved by the Federal Government or Provincial Government in the near future.

REGULATORY RISKS

Forestry and pulp operations are subject to extensive federal, provincial, state, municipal and other local laws and regulations, including those governing forestry (see above), exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation (see above), protection of endangered and protected species and land use and expropriation. Under certain laws and regulations, we are also required to obtain permits, licenses and other authorizations to conduct our operations, which permits, licenses and authorizations may impose additional conditions that we must comply with. Although we budget for expenditures to maintain compliance with such laws and permits, there can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on our financial condition, liquidity or results of operations or on the manner that we conduct our operations.

RELIANCE ON DIRECTORS, MANAGEMENT AND OTHER KEY PERSONNEL

We rely upon the experience and expertise of our personnel. No assurance can be given that we will be able to retain our current personnel and attract additional personnel as necessary for the development and operation of our business. Loss of, or failure to attract and retain key personnel could have a material adverse effect on us.

EMPLOYEES AND LABOUR RELATIONS

The majority of the hourly paid employees at our manufacturing facilities are unionized. Our inability to negotiate an acceptable contract with any of the unions could result in a strike or work stoppage by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers engage in a strike or other work stoppage, we could experience a significant disruption of our operations or higher ongoing labour costs, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

The majority of our hourly paid workers in the solid wood segment are represented by the IWA Council of the United Steelworkers (the "IWA Council"). We are a member of Forest Industrial Relations Limited, which represents forestry companies in the coastal region of the Province of British Columbia in their negotiations with the IWA Council. In May, 2004 a new collective agreement was implemented. The agreement expires June 14, 2007.

Our hourly workers in the pulp segment are represented by the Pulp, Paper and Woodworkers Union of Canada ("PPWC"). In April, 2003 a five-year collective agreement with the PPWC was implemented and expires on April 30, 2008.

In addition, we rely on certain third parties whose workforces are unionized to provide us with services needed to operate our business. If their workers engage in strike or other work stoppages, we could experience disruption of our operations. For example, the ferry workers that transport our workforce to the Squamish pulp mill have been without a contract for a period of time. A labour dispute involving the ferry workers may impact our Squamish pulp mill operations.


9.   OUTLOOK

In 2005 we expect to see improvements in our operations although the challenges of the high Canadian dollar will continue to impact operating cash flows. Although the Canadian dollar has weakened somewhat from the highs reached in the fourth quarter of 2004 the consensus forecast for the balance of the year appears to be calling for a higher dollar.

The lumber markets started 2005 with strong demand and pricing particularly in the US due to demand exceeding supply caused by rail car shortages. Countering this, the Japanese market demand has declined and is expected to continue through March. We have curtailed production from our Nanaimo mill that primarily supplies the Japanese markets to match the reduced demand. Production is expected to return to previous levels as demand strengthens in the second quarter. Pricing in the pulp market has also started the year in a strong position and is expected to continue through the first half of the year.

We expect increases in our production volumes for lumber during 2005 compared to 2004 although January and February have been lower than planned due to the impact of poor weather on the US North East construction market and transportation related factors.

Our focus for 2005 will be centered on three key areas; managing cash flow and interest costs, growing the business and enhancing corporate governance.

We have initiated a review of alternatives to refinance our US$221 million Secured Bonds which carry a 15% interest rate. The first call date on the Secured Bonds is July 2005 although we may consider an earlier financing if circumstances permit.

The operating performance of each of our assets will be reviewed during the year. To some extent the divisions had previously operated as autonomous business units. We believe synergies may exist in considering the business on a more holistic basis. Such a review will also consider the extent to which the current business can be grown internally. We expect to dispose of assets that do not form part of our core business.

Longer-term we believe that consolidation of the British Columbia coastal forest industry will enhance the ability of coastal producers to compete in world markets. We will consider suitable opportunities to be involved in this consolidation as well as looking at other growth possibilities.


10.  OUTSTANDING SHARE DATA

As of March 24, 2005, 25,635,424 of our Common Shares are issued and outstanding. In addition, we have issued 569,373 Tranche 1 Class C Warrants, 854,146 Tranche 2 Class C Warrants, and 1,423,743 Tranche 3 Class C Warrants (collectively, the "Class C Warrants"). We have reserved up to 2,847,262 Common shares for issuance upon the exercise of the Class C Warrants. We have also reserved 2,500,000 Common shares for issuance upon the exercise of options granted under our incentive stock option plan. As of March 24, 2005 we have granted 299,590 options under our incentive stock option plan.

To the knowledge of the directors and senior officers of the Company as of the date hereof, the following parties beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of our issued and outstanding Common Shares.

                                                                                          PERCENTAGE OF ISSUED
NAME AND MUNICIPALITY OF RESIDENCE OF SHAREHOLDER              NO. OF COMMON SHARES           COMMON SHARES
-------------------------------------------------              --------------------       --------------------
Harbert Distressed Investment Master Fund, Ltd. ("Master
Fund"), HMC Distressed Investment Offshore Manager, L.L.C.
and HMC Investors L.L.C. (collectively, "Harbert") (1)
Dublin, Ireland, in the case of the Master Fund and New              8,065,910                    31.5%
York, NY, in the case of the others

Tricap Management Limited ("Tricap") (2)                             4,563,228                    17.8%
Toronto, Ontario

Merrill Lynch Investment Managers, L.P. ("MLIM") (3)                 3,205,162                    12.5%
Plainsboro, New Jersey

1. The "Report Filed by Eligible Institutional Investor Under Part 4" of National Instrument 62-103 ("NI 62-103") which was filed on SEDAR by Harbert (on its behalf and other entities managed and controlled by Harbert) on August 6, 2004, indicated that Harbert beneficially owns, directly or indirectly, or exercises control or direction over 8,065,939 Common Shares of the Company. However, our counsel has been advised verbally on March 16, 2005 by a representative of Harbert that the number of Common Shares held by Harbert has been reduced slightly to 8,065,910 Common Shares.

2. Based on an Early Warning Report dated July 29, 2004 filed on SEDAR by Tricap (as manager for and on behalf of Tricap Restructuring Fund).

3. The "Report Filed by Eligible Institutional Investor Under Part 4" of NI 62-103 which was filed on SEDAR by MLIM (as manager, together with its affiliates for and on behalf of certain investment funds) on August 10, 2004 indicated that MLIM beneficially owns, directly or indirectly, or exercises control or direction over, 3,255,162 Common Shares of the Company. However, our counsel has been advised verbally on March 8, 2005 by a representative of MLIM that the number of Common Shares held by MLIM has been reduced slightly to 3,205,162 Common Shares.


11.  ADDITIONAL INFORMATION

Additional information about the Company is available at www.sedar.com under the Company name, Western Forest Products Inc. In that regard, we anticipate filing our annual information form on SEDAR on or before March 31, 2005. Information about the operation of our business by our Predecessor prior to the implementation of the Plan, including our Predecessor's last Form 20-F, is available at www.sedar.com under the Predecessor's name, Doman Industries Limited.


12.  FORWARD LOOKING STATEMENTS

THE FOREGOING CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THOSE STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS DOCUMENT AND INCLUDE STATEMENTS REGARDING OUR INTENT, BELIEF OR CURRENT EXPECTATIONS PRIMARILY WITH RESPECT TO MARKET AND GENERAL ECONOMIC CONDITIONS, FUTURE COSTS, EXPENDITURES, AVAILABLE HARVEST LEVELS AND OUR FUTURE OPERATING PERFORMANCE. SUCH STATEMENTS MAY BE INDICATED BY WORDS SUCH AS "ESTIMATE", "EXPECT", "INTEND", "BELIEVES" AND SIMILAR WORDS AND PHRASES. READERS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND MAY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER FROM THOSE EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN CURRENCY EXCHANGE RATES, CHANGES IN GOVERNMENT REGULATION, FLUCTUATIONS IN DEMAND AND SUPPLY FOR OUR PRODUCTS, INDUSTRY PRODUCTION LEVELS, OUR ABILITY TO EXECUTE OUR BUSINESS PLAN AND MISJUDGMENTS IN THE COURSE OF PREPARING FORWARD-LOOKING STATEMENTS. THE INFORMATION CONTAINED UNDER "RISKS AND UNCERTAINTIES" HEREIN IDENTIFIES IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES. ALL WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO US OR PERSONS ACTING ON OUR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE FOREGOING CAUTIONARY STATEMENTS.